UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC FILE NUMBER: 000-22430
NOTIFICATION OF LATE FILING
(Check one): ☐ Form 10-K     ☐ Form 20-F    ☐ Form 11-K     ☑Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR
For Period Ended:      September 30, 2008
☐       Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report on Form 10-Q
☐    Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
Asyst Technologies, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable
46897 Bayside Parkway

Address of Principal Executive Office (Street and Number)
Fremont, California 94538

City, State and Zip Code
PART II
RULES 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Asyst Technologies, Inc. is unable to file timely its Form 10-Q for its fiscal quarter ended September 30, 2008, without unreasonable effort or expense, for the reasons summarized below.
As previously reported, as a result of the current economic environment and recent decline in the market value of the company, Asyst currently is completing an interim goodwill impairment analysis, which the company anticipates will result in a non-cash charge of $89.4 million for the quarter. Because of the complexity of issues related to that analysis and to certain reclassifications related to that analysis, the company needs additional time to finalize the analysis and reflect in its financial statements the impact of the related charge. As a result, the company is not in a position to file its quarterly report on Form 10-Q for the fiscal second quarter ended September 30, 2008 within the prescribed time period for the filing of that Form 10-Q. However, the company expects to file that Form 10-Q within five calendar days following the prescribed due date.
Except for statements of historical fact, the statements in this form are forward-looking. The forward-looking statements include statements regarding the intended date of filing of the company’s fiscal second quarter report on Form 10-Q. The forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. These factors include, but are not limited to: uncertainties related to the time required to complete the interim goodwill impairment analysis described above; uncertainties related to the time required to complete our Form 10-Q for our second quarter ended September 30, 2008; and other factors more fully detailed in the company’s annual report on Form 10-K for the year ended March 31, 2008 and in other reports filed with the Securities and Exchange Commission.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Aaron Tachibana	510	661-5000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Asyst Technologies, Inc.
(Name of Registrant, as Specified in its Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2008	By:	/s/ Steve Debenham
Steve Debenham
Sr. Vice President, Secretary, and General Counsel

Attachment to Form 12b-25
     As detailed in the company’s press release of November 11, 2008, the interim goodwill impairment analysis will result in a non-cash charge of $89.4 million for the quarter ended September 30, 2008. The company expects that operating income (loss) for that quarter will be significantly lower than operating income (loss) for the quarter ended September 30, 2007. The bulk of this decrease is attributable to the above-described charge. That charge reduces GAAP net loss to $100.0 million, or $1.98 per share, for the quarter ended September 30, 2008 in comparison to net income of $0.5 million, or $0.01 per share, for the quarter ended September 30, 2007.